Exhibit 99.1

CERTIFICATE OF QUALIFIED COMPETENCY The Chilean Comisi6n Califlcadora de Competencias en Recursos y Reservas Mineras1, certifies that Mrs. Marta Aguilera Mercado, National Id. Nr 7.088.338-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0163, with specialization in Geology, and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves. The Chilean Mining Commission issued this certificate at the request of Mrs. Aguilera to present: "UNITED STATES - SECURITIES AND EXCHANGE COMMISSION FORM 20-F, Washington, D.C. 20549 - year 2020" / u/xjuyrit*^ idys Hernandez S. Executive Secretary Santiago, February 17. 2021 CM IOM 02 2021 (fonaatioa: a- The ( rrtitValr of Qualified Competency proves the validity of the party'* competencies to inform or report about a specific nutter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person. u. Law .No. 20.235, Article 11°: For the preparation of the technical and public reports, the Competent Person* must adhere strictly to the rule*, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical chancier that the Mining Commission enacts using their legal faculties." C. ApfiJkatkM of C'H 2i.2J5 code and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20.235. d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested ' The < aassiaa CaMcasWra aV < saapuratta* ra Recant* y Rnrrva* Miners* » a member at the ( omnuiiec for Mineral Reserves InaErnauoaal Reporting Standard* (CRIRSCOl thai groups the crgaBOatnu Aiutmla fKIRCi, Brssil <t HRJtl. Canada (CM I Ni 4J-I0H. Colombia <CCRRj. Chile (Comiuon Miners ISME), Europa (PERCH India (NACRI). Indonesia (KCMI). Kazakhstan (KAZRCl. Mongolia iMPlGMl. Rutia lOERNl. Sud Africa I SAMCOOES] and Turaui* < L WKl.R i. which respond to a comma inkmabnaal nikng to inform sad report exploration prospects, mming resources and reserves Luis Thayer Ojeda 166. oflcina 706, Provldencta - Santiago de Chile Telefonos (56) 222 345 134 - 222 343 016